

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 29, 2008

Mr. Charles M. Caporale
Chief Financial Officer
Innovative Card Technologies, Inc.
10880 Wilshire Boulevard, Suite 950
Los Angeles, CA 90024

   RE: **Innovative Card Technologies, Inc.**
     Form 10-KSB for the fiscal year ended December 31, 2007
     Filed April 1, 2008
     File No. 1-33353

Dear Mr. Caporale:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis and Results of Operations, page 17

Liquidity and Capital Resources, page 19

1. Please revise future filings to better explain the reasons for changes in your cash flows from operations. Specifically, this section of the filing should discuss significant changes in the components of working capital and the reasons for them. For example, we note that raw materials held for production increased $1.3 million over the past year while accounts payable and accrued expenses increased $3.2 million.

Item 8A – Controls and Procedures, page 22

2. In light of the fact that you identified that a significant number of material weaknesses existed in your internal controls, tell us the basis for your officers' conclusions in the first paragraph that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Note this comment also applies to the "Controls and Procedures" section of your March 31, 2008 Form 10-Q. Revise future filings as necessary based on our concerns.

3. In this regard, also tell us and revise future filings to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

4. Tell us and revise future filings to disclose when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

5. We note that your failure to perform a physical inventory of fixed assets resulted in adjustments to the results of operations. Please tell us to what period the adjustments relate and quantify their effect on your financial statements for the respective period.

6. We note that you did not properly account for modifications made to stock option grants in accordance with SFAS 123 (R) which resulted in a late journal entry

being made. Please tell us to what period the adjustments relate to and quantify their effect on your financial statements.

Financial Statements, page F-3

Consolidated Statements of Operations, page F-4

7. Please tell us why you did not include inventory write-offs and reserves as a component of cost of goods sold. Refer to note 13 of SAB 100. Note such amounts may be parenthetically disclosed as a component of costs of goods sold on the face of this statement.

Notes to Consolidated Financial Statements, page F-8

Note 2 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

8. Your disclosure of your revenue recognition policy is too general. Please revise future filings to explain each significant revenue transaction and how you complied with the SAB 104 guidance related to them.

9. We refer to your statement: "Revenue is not recognized on product sales transacted on a test or pilot basis." Please tell us and revise future filings to disclose how you account for product sales transacted on a test or pilot basis.

Note 6 – Intangible Assets, page F-13

10. We note you used a report from a third party valuation firm to assist in valuation of assets acquired from nCryptone in 2006. Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced asset valuations. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm.

In addition, please note that if you intend to incorporate your Form 10-KSB by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant